IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
SUITE 500
IRVINE, CALIFORNIA 92614
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799
January 20, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: Chineselnvestors.com, Inc. Form 10-12G
Filed November 29, 2010 File No. 000-54207

Dear Ms. Dickerson:

We are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated December 23, 2010.  The Amendment number 1 to the Form S-11 has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

General

1.
Please be advised that the Form 10 will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

1.  ChineseInvestors.com, Inc. (“Issuer” or “ChineseInvestors”) is addressing all of your comments by this filing with a view toward the registration becoming effective within the prescribed 60 day period.

2.
We note your disclosure about your plans to engage in a private placement of your securities in reliance on Regulation D under the Securities Act of 1933, as amended, during December 2011 (see, e.g., pages 6, 39 and F-19). As your Form 10 is a publicly filed document, please provide us with your analysis of your ability to rely on Regulation D in view of the limitations set forth in Rule 502(c) of Regulation D.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

2.   Rule 502(c) prohibits reliance on the Rule 506 safe harbor if the issuer avails itself of “any form of general solicitation or general advertising, including, but not limited to, the following:  (1)   Any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; and (2)   Any seminar or meeting whose attendees have been invited by any general solicitation or general advertising…”    Rule 502 itself, though, gives clear guidance that a company that that is subject to public reporting may avail itself of a limited offering under Regulation D and Rule 506.   Rule 506(b)(ii) provides:

“If the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, at a reasonable time prior to the sale of securities the issuer shall furnish to the purchaser the information specified in paragraph (b)2(ii)(A) or (B) of this section, and in either event the information specified in paragraph (b)(2)(ii)(C) of this section:
A.    The issuer's annual report to shareholders for the most recent fiscal year, if such annual report meets the requirements of Rules 14a-3 or 14c-3 under the Exchange Act (Rule 240.14a-3 or Rule 240.14c-3 of this chapter), the definitive proxy statement filed in connection with that annual report, and if requested by the purchaser in writing, a copy of the issuer's most recent Form 10-K (Rule 249.310 of this chapter) under the Exchange Act.
B.    The information contained in an annual report on Form 10-K (Rule 249.310 of this chapter) under the Exchange Act or in a registration statement on Form S-1 (Rule 239.11 of this chapter) or S-11 (Rule 239.18 of this chapter) under the Act or on Form 10 (Rule 249.210 of this chapter) under the Exchange Act, whichever filing is the most recent required to be filed.”  (emphasis supplied.)

Rule 502(b) contemplates public reporting companies availing themselves of Regulation D with the proviso that such a company must provide the information contained in the Form 10 to potential investors in the company’s securities.  The Form 10 itself is a filing to register under the Exchange Act, not a registration statement under the Securities Act.  In fact, ChineseInvestors is not conducting and has not conducted a public offering of the sale of its securities.  The Form 10 has been filed to voluntary undertake the public registration of the company under the Exchange Act, not to register the sale of its securities.

We do agree that if ChineseInvestors were to conduct a public offering of its securities within six months of the close of the currently contemplated private placement, there could be an integration issue under Rule 502(a), but no such public offering is contemplated.

In sum, Rule 502(c) limits use of advertising in the context of a Regulation D placement, but when read in the context of the particular provisions of Rule 502(b) that contemplate publicly reporting companies availing themselves of Rule 506 and complying with the disclosure requirements of Rule 502(b) by distributing a copy of the latest Form 10, Rule 502(c) should not be read to treat any public filing with the Commission under the Exchange Act as prohibited advertisement.

Information Required in Registration Statement, page 3

3.
We note that you expect your common stock will be accepted for listing on the OTC-BB. Please clarify, if true, here and throughout your registration statement as appropriate that there is no guarantee that your common stock will be listed on the OTC-BB.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

3.     We have modified the disclosure on page 2 to read: ‘The Company can offer no guarantee that our common stock will be accepted for listing on the OTC-BB.’

Item 1. Business, page 3

4.
In view of your business activities, please tell us whether you believe you qualify as an "investment adviser," as that term is defined in Section 202(a)(11) of the Investment Advisers Act of 1940, as amended. In your response, please provide a detailed analysis of your business activities and whether you believe any of them are within the scope of the activities described in Section 202(a)(11).

4.   The Issuer does not provide investment advice.  The Issuer provides news and information as well as third party commentary and analysis in the Mandarin language.  The Issuer does not advise its clients as to the value of securities (other than news as to their current or historical trading value) advisability of investing in, purchasing or selling securities. (See Section 202(a)(11) of the Investment Advisors Act,  15 USC §80b-2(a)(11).)   The Issuer, though its information is published on its website, is more closely within the meaning of clause (D) of Section 202(a)(11):  “the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation.”  (Lowe v. SEC (1985) 472 US 181, 210.)  The Issuer does not provide individualized investment advice.  The Issuer provides up-to-date information on stock markets and securities to Chinese speaking subscribers in China, in the United States and around the world.  Conforming language describing the Issuer’s activities has been added on page 3.

5.
To the extent material, please revise your disclosure to disclose the information required by Item 101(h)(4)(iv) and (vii) (x) of Regulation S-K. In this regard, we note your references to competition, copyrights, trade secrets, contractual arrangements, licenses, and government regulations in your Risk Factors disclosure.

5.           We have added conforming language on pages 12, 14, 17, 22, 23, 24 and 25 to the effect that “The Company recognizes that there are numerous competing businesses in today’s marketplace that provide similar services but very few that provide such services in the Chinese language.  Due to the lack of available public information related to other smaller reporting company(s) it is impossible to provide specific guidance on our competitive position in the industry or as measured against any competitor.

“The Company has applied for and the United States Patent and Trademark Office has granted trademarks relative to  the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively. It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place and cannot predict if and when any such devices or agreements may be deployed in the future.”

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

General Development of Business, page 3

6.	Please revise your disclosure to clarify what you mean by "Representative Office status business presence" on page 4.

6.           We have clarified the nature of a representative office in China.

7.	On page 4, please revise your disclosure to disclose how many of your 37 employees were full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

7.        We have provided details of the number of full-time and part-time employees that the Issuer currently has.

Shareholder, Company, and Material Event(s) Recap, page 4

8.
Please revise your disclosure to explain what you mean by "substantial negative undercurrent in China (substantial business presence)" when discussing the FOREX accounts and trading activity on page 5.

8.           We have provided a more detailed explanation of the objections that leveraged foreign exchange trading has encountered in China.

9.
We note your reference on page 6 to "new revenue sources associated with advertising and various website based products". It is not clear what products you offered. Please revise your disclosure to describe your product offerings.

9.           We have now identified our current services sold for our web site.

10.	Please disclose the circumstances surrounding Mr. Sabean's resignation from the Board of Directors in March 2007.

10.           We have added disclosure of the circumstances  of Mr. Sabean’s departure from the Board.

11.	We note the resignation of John G. Myers from the board. Please disclose whether the position was then filled. If so, please identify the replacement director.

11.           We have clarified that Mr. Myers was replaced with James S. Toreson

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

General Company Information, page 7

12.
You state, "ChineseInvestors.com is one of the leading companies that specialize in providing real-time market commentary and analysis in the Chinese language." Please discuss why you believe you are one of the leading companies in this market. In this regard, we note your weak position in your discussion regarding competitors and competition.

12.           We have rephrased the disclosure in accordance with the comment.

Our Subscription Services, page 7

13.	On page 8, we note the types of different membership services you provide. Please describe the types of products and subscription services you offer.

13.       We have provided details of the different services that the Issuer provides.

Our Websites, page 8

14.	Please describe the research tools you provide to your customers.

14.       We have modified the disclosure to provide a description of the Issuer’s research tools on pages 8 through 10.

15.
On page 8, we note your statement, "We have taken steps to protect our proprietary information when it has been disseminated without authorization." Please describe the steps you have taken to protect your proprietary information. Additionally, please clarify whether your proprietary information has been disseminated in the past without authorization. If it has, please describe any material effects such dissemination had on the company.

15.       We have added a discussion of the protections for our proprietary information on pages 15 and 18.

Customer Support, page 9

16.
Please disclose how your customer support center provides real-time and personal support to your subscribers. For example, please discuss if the center provides support over the phone or through the internet.

16.       We have provided a description of the customer service center on page 9.

Item 1A. Risk Factors, page 9

17.
We note that several of your risk factors are substantially identical to the risk factors disclosed in the Form SB-2 Chineselnvestors.com, Inc. filed with the SEC on November 8, 2000, as amended. Specifically, we note the disclosures under the subheadings, "Risks Associated with Online Advertising" and "Government Regulation and Legal Uncertainties Relating to the Web." If you choose to retain these risk factors, please revise them to ensure that all of your risk factors accurately reflect the risks as currently faced by your company. In this regard, we note that the internet and e-commerce industries have experienced many changes in the last decade.

17.           We have reworked the arrangement of the risk factors in response to this comment.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

Competition could adversely affect our business, page 11

18.	We note your reference to your Portal, IR., and PR marketing and Conference and Online Platform businesses. Please describe these businesses in the "Business" section of your registration statement.

18.         We enhanced the description of competition on page 11.

Failure to continue to grow our brand awareness, page. 15

19.	We note that you plan to advertise your services in various media. Please describe this plan in your "Business" section.

19.           We have revised the discussion of online advertising on page 9.

Potential liability from information displayed on our portal, page 15

20.	If you retain this risk factor, please define the "safe harbor of media laws" under which you claim to operate.

20.           We have stricken on page 15 the term “safe harbor of media laws”.

Reliance on third-party relationships, page 16

21.
If you retain this risk factor, please disclose whether you have identified any third-parties or entered into any discussions with third-parties concerning the relationships addressed by this risk factor.

Risk of relying on certain technology licensed from third parties, page 16

21.           We now state that we have not as yet entered into discussions with any third parties.

22.
If you retain this risk factor, please disclose whether you have identified any technologies for which you anticipate obtaining a license and whether you have entered into any discussions concerning licensing technologies from third parties. Please also disclose that if you are able to obtain technology licenses, there is no guarantee you will be able to successfully integrate the technologies into your business.

Reliance on merchandise vendors and shippers, page 16

22.           We have supplemented the risk factor to make clear that the Issuer has not as yet licensed third party technology.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

23.	We note that you plan to sell education materials. Please discuss this inyour "Business" section.

23.           We have clarified the Issuer’s business in the Business section, pages 3 through 13.

Reliance on our advisors and consultants, page 17

24.
You state that you plan to "retain the services of independent or affiliated advisors and consultants." You also state that you cannot guarantee such persons will perform satisfactorily. If you retain this risk factor, please disclose whether you have identified or entered into discussions with any advisors and consultants. Please also disclose, if true, that there is no guarantee you will be able to enter into an agreement with such persons.

24.        We have added a paragraph responsive to this comment on page 18.

Risks relating to operating within the People's Republic of China, page 20

25.	If you retain this risk factor, please discuss the potential material effects that the emerging regulations in the PRC will have on the company.

25.           We have revised this risk factor in response to this comment.

Shares of our stock that may be eligible for any future sale . . . , page 27

26.
Please remove the reference to "shares offered hereby" as the registration statement covers the registration of the securities, not the offering of securities. This comment also applies to the following risk factor ("We are not able to predict the effect of sales of any shares offered hereby").

26.        We have removed that phrase.

Item 2. Financial Information, page 29  Financial Tables and Explanations, page 32

27.	Please revise the line item "Operating Revenues" in the table to read "Operating Income", if true. It also appears the 2010 operating income figure is incorrect.

27.        The presentation of Operating Income has been renamed.

Management's Discussion and Analysis, page 33

28.
Please revise to significantly expand your discussion on pages 33-34 to provide the information required by Item 303(a) and Item 303(a)(3) of Regulation S-K [Discuss registrant’s financial condition, changes in financial condition and results of operations.  Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. Describe any other significant components or revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s result of operations.]. That is, at a minimum, provide a comparison of the line items comprising your results of operations for the quarter ended August 31, 2010 as compared to the quarter ended August 31, 2009, and for the fiscal year ended May 31, 2010 as compared to the fiscal year ended May 31, 2009. Please ensure you address the reason(s) for the 35% increase in fiscal 2010 revenues and the 680 basis point increase in operating income margins. Similarly, ensure you address the reasons for the decreases in revenues and operating income and operating income margins for the first quarter of fiscal 2011. Do not necessarily eliminate the existing disclosure herein and on pages F-8 and Exhibit 1-5, but incorporate that information as appropriate into your revised discussions of financial condition, results of operations, liquidity and/or cash flows.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

28.        We have modified the Management Discussion and Analysis on pages 33 and 34 to conform to this comment.

29.
We note that in connection with the abandoned reverse merger bid with Thomas Capital Funding, $50,000 was expensed in fiscal 2008 while the remaining balance of $445,000 was expensed in fiscal 2009. Please tell us why not all of the $495,000 previously raised was expensed in fiscal 2008. Explain how this relates to the 2,670,000 shares "issued for Thomas Capital Funding offering" on the statement of stockholders' equity on page F-5. It is not clear from the brief disclosure on page F-16 whether these shares were sold for cash or how they were accounted for. Please provide a robust explanation of the accounting for these shares.

29.       We have modified the explanation of the abandoned reverse merger.

Liquidity and Capital Resources, page 34

30.
Revise to state clearly whether your current and available resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Form 10. To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Providea discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

30.      We have expanded the liquidity discussion as you requested.

Item 3. Properties, page 35

31.	Please provide the information required by Item 102 of Regulation S-K for your California and Shanghai offices. If you believe these properties are not material, please tell us why.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

31.      We have added an explanation of the Issuer’s properties on page 36.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

32.	Please provide disclosure to complete the last sentence of Note 1 to the table.

32.       We have completed note 1 as you indicated.

 Item 5. Directors and Executive Officers, page 36

33.	Please identify the person or persons who serve as your principal financial officer and your principal accounting officer.

33.  The Issuer is actively searching for a principal financial officer and intends to designate a principal financial officer by January 28, 2011, when the Issuer is subject to the Exchange Act rules.

34.
If appropriate, please include Mrs. Lan Jiang in the directors and executive officers table on page 36. Additionally, please provide the required Regulation S-K Item 401 information for Mrs. Lan Jiang.

34.  We have added note 2 on page 38.

Item 6. Executive Compensation, page 37

35.	Please revise your disclosure to provide the Summary Compensation Table and Director Compensation Table as prescribed by Item 402(n) and (r) of Regulation S-K.

35.  Item 6 is on page 37.

Compensation Plan, page 38

36.	Please disclose how much of Mr. Roper's salary is for his services as an executive officer and how much of his salary is for his services as director.

 36.   The table makes clear that Mr. Roper is compensated for his services as an officer and employee and is not compensated as a director.

Item 9. Market Price of and Dividends on the Registrant's Common Equity .. , page 39

37.
You state, "The Company does not currently have any shares authorized for issuance under equity compensation plans other than those already noted herein." To the extent you have equity compensation plans, please include that information here and in the "Executive Compensation" section. If you do not have equity compensation plans, please remove the reference to "other than those already noted herein."

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

37.           The disclosure of executive compensation has been revised and reformatted.

Item 10. Recent Sales of Unregistered Securities, page 39

38.
Please revise your disclosure to provide the information required by Item 701(a), (b), and (d) of Regulation S-K.  In this regard, please disclose the dates of sale for the securities, the amount sold and consideration received on each date of sale, the persons or class of persons to whom the securities were-sold, and the specific rule under which you claim exemption from registration.

38.        We have so revised item 10.

Item 11. Description of Registrant's Securities to be Registered, page 39

39.	Please revise your disclosure to provide the information required by Item 202(a) of Regulation S-K.

39.       While the Issuer is not currently registering any securities for sale, the Issuer has only one class of securities, its common stock.  Each share of common stock is entitled to one vote on matters properly coming before the shareholders. Each share of common stock is entitled to participate in distributions of dividends and liquidation proceeds.

Item 12. Indemnification of Directors and Officers, page 40

40.	We note your statement that the company is required to purchase insurance on behalf of its officers and directors. Please disclose whether or not the company has purchased such insurance.

40.           We have revised the discussion of insurance for directors.

Item 13. Financial Statements and Supplementary Data, page F-1

2. Critical Accounting Policies and Estimates, page F-9 Foreign Currency, page F-9

41.	You have determined that your functional currency is the US dollar, based on the following representations:
•      the selling price is determined by the US markets;
•      the majority of your customers resides in the US;
•      all company capital has originated in the US;
•      the majority of company expenses are paid in US dollars; and
•      there are numerous transactions between the parent and foreign subsidiary.

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

Please provide a comprehensive analysis for each of the above representations, as we note these indications or statements that appear to contradict them: i) you have recorded a foreign currency translation adjustment of $2,600 for fiscal 2010 (page F-5); ii) your operations are located in the PRC (page F-10); iii) all of your revenues are derived from the PRC operations (pages F-19 and Exhibit 1-13); and iv) you generally incur expenses and liabilities in Chinese Renminbi as well as U.S. dollars (page 26). For the last bullet, please also tell us who the parent and foreign subsidiary are, where each is located, and the nature and frequency of the transactions between them, as well as any limitations in remitting any dividends to the parent. We may have further comment

41.	The revised discussion is now on page F-9.

1 -The foreign currency translation adjustment of $2,600 for Fiscal year 2010 is solely from a realized gain/loss that resulted from deposits (mainly on an office lease) that were held in Chinese RMB and the gain was realized when these were refunded in Chinese RMB and a gain/loss resulted from the fluctuation in currency over the period that the deposit was held. No other material foreign currency gain/loss has been recognized.

2 -Although operations are primarily in the PRC minimal foreign currency gain/loss is realized or unrealized because the majority of all cash balances are held in US dollars. Expenses are incurred in RMB monthly but these are paid for by a cash transfer from the US Bank account at each month end based on the total amount of expenses so the majority of all assets and cash and cash equivalent holdings are always maintained in US dollars. Expense amounts are determined by the total transfers for the year to the PRC that are spent in the PRC since expenses are paid monthly from US funds transfers. Although some balances are kept in the PRC these are generally minimal. Minimal bank balances are kept and minimal deposits are held in RMB. Both are relatively immaterial. Occasionally a larger amount of petty cash is on hand at year end but in the past these have always been unobservable and un-auditable so these balances have been reserved for in the audited financials. The unrealized and realized gain/loss on the balances and deposits are run through the Foreign currency translation adjustment as applicable but the amounts are relatively immaterial although are properly shown on the financials for qualitative reasons.  So although the principal operations are in the PRC the majority of assets, revenue and expenses remain denominated in US Dollars.

3 – All Revenues do result from the PRC operations but all revenues from the PRC operations are earned and remain in US Dollars. The revenues result from sales calls occurring from the PRC but US credit cards and US checks are accepted from people in North America and their credit cards and checks are charged in US dollars and this revenue is deposited into and remains in a US Bank account so all revenue is received in US Dollars. When seminars and products are sold these are done in the US and any revenue generated is in US Dollars as well. Consequently, US Dollars seems to remain the proper currency for Revenue as well.

4- Expenses are incurred in Chinese RMB but are paid monthly out of US Funds so there is minimal fluctuation between expenses incurred and payment out of US Funds since these are generally paid monthly out of US funds converted to RMB on the date of wire. Consequently, the foreign currency gain/loss for these is generally a immaterial period cost under the current approach of keeping funds in US dollars. Minimal Assets and liabilities are incurred in Chinese RMB. An immaterial amount of foreign currency gain/loss has been recorded on the financials as a result of the assets denominated in RMB. Since there are very few long term liabilities and these are generally immaterial and the accrued short term liabilities in RMB are paid shortly after month end there is generally a very small and immaterial amount of foreign currency gain/loss realized from any exchange differences between the month end date and the date paid

Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
January 20, 2011

The Issuer is an Indiana C corporation originally incorporated in 1997.  The Company maintains a year round office presence in Arcadia, California.  When the CEO is in California, he uses this office as a place to meet with various parties.

Officers, key employees (US Citizens) and most professional vendors are paid by US checks in US dollars out of US bank accounts, accounting for approximately 67% of total expenses.  No dividends are required to be remitted to parent since the Issuer has no parent or subsidiary, only a foreign branch in China.

3. Stockholders' Equity, page F-16

42.
We note the repurchase of 13,451,461 shares of common stock from a majority shareholder during the fiscal year ended May 31, 2010. Please tell us where the note receivable that was forgiven, as part of the consideration for the repurchase, was recorded at May 31, 2009. Also, we note the $262,500 total consideration was classified as an investing activity in the statement of cash flows. It appears the retirement of the note receivable was a non-cash transaction. Please tell us your basis for including the $112,500 as a cash flow and how you considered ASC Topic 230-10-45-15 in reporting the cash payment of $150,000 as an investing, rather than financing activity.

42.           The Note receivable was purchased for 112,500 in cash and was booked at the fair market value and purchase price of 112,500 and then written off to APIC as part of the retirement of the shares from the majority shareholder. Additionally, 150,000 was paid in cash to the majority shareholder for the retirement of the note and he was given stock options with a Black-Scholes valuation of $240,512. To retire these shares forgiveness of a note worth 112,500 was given in addition to $150,000 in cash and $240,512 worth of stock options was given to the majority shareholder. This totals approximately 503,000 in consideration given to retire 13,451,461 shares. This yields an effective stock price being retired of approximately 4 cents a share. Since this is well below the deemed market price of 10 cents a share this all goes to equity and no gain/loss is recognized on this since the stock price permits this value and this is a related party transaction. The note receivable being forgiven is also treated as part of this transaction since this note was purchased with the intention of using it to retire these shares and this note was purchased after negotiations with the shareholder had already begun and was purchased with this transaction in mind. Consequently, the note is considered to be part of this transaction and is accounted for as part of this transaction.

The $112,500 is included as a cash flow item because this note was purchased with $112,500 in cash in FY 2010 and then forgiven as part of the retirement of shares from the majority shareholder. This and the $150,000 in cash consideration given to the majority shareholder should be reported as a financing activity and not as a investing activity as it is currently classified. This change to a Financing activity from an Investing activity has been made on the most recent amended Form 10 resubmitted on January 20, 2011 by the company.

Item 15. Financial Statements and Exhibits, page 41

43.	Please file the exhibits required by Item 601 of Regulation S-K. Specifically, please file a copy of your articles of incorporation, bylaws, material contracts, and any other exhibits as appropriate.

43.        Each of the exhibits required by item 601 of Regulation S-K should be part of the filing.

Exhibit 99.1
Balance Sheets, page Exhibit 1-1

44.
Please present the interim financial statements within the Form, under Item 13. Revise to present a comparative balance sheet as of May 31, 2010, instead of August 31, 2009 per Rule 8-03 of Regulation S-X.

44.        The interim financial statements, in proper form under Regulation S-X, are attached to the filing.

Item 16A. Audit Committee Financial Expert, page 41

45.
Your disclosure here appears to indicate that Mr. Toreson qualifies as anaudit committee financial expert. However, your disclosure in Note V on page 36 indicates that he does not yet qualify as a financial expert. Please reconcile these disclosures.

45.                  In our view, as disclosed, Mr. Toreson is qualified as an audit committee financial expert.

46.	Clarify and modify Note V on page 36.

46.	In our view, as disclosed, Mr. Toreson is qualified as an audit committee financial expert.

Please call the undersigned with any questions or concerns as you review the Form 10.

Very truly yours, IRVINE VENTURE LAW FIRM, LLP /s/ Michael E. Shaff Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang